UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of April 2025

Commission File Number: 001-38097

ARGENX SE

(Translation of registrant’s name into English)

Laarderhoogtweg 25
1101 EB Amsterdam, the Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXPLANATORY NOTE

On April 11, 2025, argenx SE (the “Company”) issued a press release announcing its annual general meeting (the “Annual General Meeting”), a copy of which is attached hereto as Exhibit 99.1 and is incorporated by reference herein. The Annual General Meeting will be held at 1:00 p.m. CET on Tuesday, May 27, 2025 at the Hilton Amsterdam Schiphol, Schiphol Boulevard 701, 1118 BN Schiphol, the Netherlands.

The information contained in this Current Report on Form 6-K, including Exhibit 99.1, shall be deemed to be incorporated by reference into the Company’s Registration Statements on Forms S-8 (File Nos. 333-225375, 333-258253, and 333-274721), and to be part thereof from the date on which this Current Report on Form 6-K is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit	Description

99.1	Press Release April 11, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ARGENX SE

Date: April 11, 2025	By:	/s/ Hemamalini (Malini) Moorthy
Name: Hemamalini (Malini) Moorthy Title: General Counsel